News Release

B2Gold Corp. Announces Positive Exploration Drill Results
from the Otjikoto Gold Project in Namibia

Vancouver, December 11, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) is pleased to announce positive drilling results from the exploration programs at the Otjikoto Gold Project in Namibia. Of note, diamond drill hole number OTG25D returned 19.81 metres grading 15.00 grams per tonne (“g/t”) gold, including 10.03 metres at 21.60 g/t gold from the recently discovered Wolfshag zone.

Otjikoto Gold Project, Namibia (B2Gold 92% / EVI Gold (Pty) Ltd 8%)

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia. B2Gold recently announced the receipt of a mining licence from the Namibian Ministry of Mines and Energy for the Otjikoto project (see news release dated December 05, 2012) and is nearing completion of the final feasibility study. Mine construction will commence in the first quarter of 2013 with gold production scheduled to commence in the fourth quarter of 2014.

The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx Gold Corp. in September 2011. The B2Gold feasibility study that is nearing completion is expected to recommend a production Base Case that outlines significantly higher projected annual gold production in the first 5 years of the mine life based on the current resource.

The main Otjikoto deposit has an in-pit indicated mineral resource of 24.93 million tonnes at a grade of 1.74 “g/t” gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold (see news release dated April 5, 2012). The Otjikoto exploration budget for 2012 is US$8.9 million.

A total of 178 holes totalling 23,574 metres have been drilled on the Otjikoto Project this year. Of the 178 holes, 142 holes totalling 17,379 metres were drilled for Feasibility studies and the remainder for exploration. Feasibility drilling included 58 holes for condemnation of proposed infrastructure sites, 38 holes for collection of metallurgical test samples, 17 holes for geotechnical studies and the remainder as infill drilling and for geostatistical studies. There are currently three diamond core rigs active on the project with two rigs drilling at Otjikoto and a third rig drilling on regional exploration targets.

Exploration drilling in the Otjikoto area has principally focused on the exciting new Wolfshag zone (named after the Wolfshag Farm), previously announced as the K2 zone discovery by Auryx Gold (see Auryx Gold news release dated November 23, 2011) prior to B2Gold completing a Business Combination with Auryx Gold in December 2011. The zone is situated immediately to the northeast of the proposed open pit on the main Otjikoto deposit. The Wolfshag zone has been intersected for an additional 550 metres and now has a known minimum strike length of 950 metres. The mineralized shoot plunges at approximately 15 degrees to the south-southwest and remains open at depth. Significant new results from the Wolfshag zone drilling include:

  OTG25D with 19.81 metres grading 15.00 g/t gold, including 10.03 metres at 21.60 g/t gold;
  WH31 with 16.00 metres grading 7.45 g/t gold;
  WH12-061 with 18.0 metres grading 5.90 g/t gold; and
  WH38 with 19.00 metres grading 1.88 g/t gold.

The Wolfshag zone consists of a series of sheeted and tension gash fill pyrite-magnetite-calcite veins hosted within intense albite-carbonate + clay altered schists between folded coarse grained marbles. The zone is situated below the Main Otjikoto deposit and associated OTB marble marker horizon. The upper, high grade, western portion of the zone appears to be shallow easterly dipping and ranges in width from 50 to 75 metres and thickness from 6 to 31 metres. The eastern portion of the zone appears to have a steep eastward dip with the overall Wolfshag zone having an apparent sigmoidal shape. Drilling to date has been widely spaced with 100 to 200 metres drill section spacing and 25 to 50 metre drill hole spacing on section. More detailed drilling will be required to fully define the zone geometry.

The Wolfshag zone extends up dip to under the calcrete cover to the north and represents a potential near surface target. Given the high grades and significant thicknesses of mineralization there is potential for the southern portion of the zone to be exploited by underground mining. B2Gold management is excited about the potential of the Wolfshag zone and plans an aggressive exploration program in 2013 to further explore the zone and to provide definition to allow for an initial resource estimation. These results confirm our view that the Otjikoto property has the potential to yield significant additional gold resources.

A summary of the Wolfshag zone results to date are tabulated below:

HoleID	Section (N)	Station (E)		FROM (metres)	TO (metres)	LENGTH (metres)	Gold (g/t)	Gold g/t (cut to 45 g/t Gold)
OTG25D	7800	5050		287.74	307.55	19.81	15.00	14.91
OTG25D	7800	5050	incl	289.74	299.77	10.03	21.60	21.41
OTG17D	7900	4975		279.00	280.00	1.00	3.39	3.39
OTG10D*	7900	5025		256.00	276.00	20.00	7.55	7.55
OTG18D*	7900	5075		279.00	285.00	6.00	1.73	1.73
OTG18D	7900	5075	and	312.00	320.00	8.00	1.83	1.83
OTG18D*	7900	5075	and	337.00	344.00	7.00	1.58	1.58
OTG23D	7900	5475		372.00	380.00	8.00	4.06	4.05
OTG23D	7900	5475	incl	372.00	374.00	2.00	11.93	11.93
WH31	8100	4950		194.00	224.00	30.00	4.29	4.29
WH31	8100	4950	incl	194.00	210.00	16.00	7.45	7.45
WH30	8100	5000		243.00	257.00	14.00	1.95	1.95
WH30	8100	5000	and	269.00	276.00	7.00	1.91	1.91
WH32	8100	5050		265.00	266.00	1.00	6.39	6.39
WH12-061	8300	4875		134.00	165.00	31.00	3.68	3.68
WH12-061	8300	4875	incl	136.00	154.00	18.00	5.90	5.90
WH26	8300	4900		140.00	162.00	22.00	2.48	2.48
WH26	8300	4900	incl	145.00	157.00	12.00	3.54	3.54
WH26	8300	4900	and	171.00	174.00	3.00	1.92	1.92
WH25*	8300	4925		189.00	200.00	11.00	3.95	3.95
WH20*	8300	4950		197.00	206.00	9.00	2.34	2.34

HoleID	Section (N)	Station (E)		FROM (metres)	TO (metres)	LENGTH (metres)	Gold (g/t)	Gold g/t (cut to 45 g/t Gold)
WH38	8500	4850		51.00	52.00	1.00	2.74	2.74
WH38	8500	4850	and	79.00	98.00	19.00	1.88	1.88
WH33	8500	4900		115.00	116.00	1.00	4.46	4.46
WH33	8500	4900	and	130.00	139.00	9.00	1.07	1.07
WH35	8500	5000		131.00	133.00	2.00	3.27	3.27
WH35	8500	5000	and	264.00	265.00	1.00	3.35	3.35
WH44	8500	5050		147.00	150.00	3.00	3.64	3.64
WH45	8700	4800		19.00	22.00	3.00	1.55	1.55
WH45	8700	4800	and	36.00	44.00	8.00	1.18	1.18
WH45	8700	4800	and	95.00	101.00	6.00	2.91	2.91
WH45	8700	4800	incl.	96.00	99.00	3.00	5.36	5.36
WH41	8700	5000		80.00	82.00	2.00	28.23	26.08

*Previously released (See Auryx Gold News Release Nov 23, 2011)
Insufficient drilling to date to define true widths of all intersections

Exploration drilling is ongoing. Further results will be released as they are available.

B2Gold’s Quality Assurance / Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver where samples are analysed by fire assay / gravimetric finish using one assay tonne. Samples are prepared at Intertek Genalysis, Walvis Bay. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President of Exploration

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.